UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

United Bancshares, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

909458 10 1

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 909458 10 1

1. NAME OF REPORTING PERSONS. United Bancshares, Inc. Restated Employee Stock Ownership Plan
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3. SEC USE ONLY ________________________________________________

4. CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
Number of Shares Beneficially Reporting Owned By Each Person with:	5. 6. 7. 8.	SOLE VOTING POWER: SHARED VOTING POWER: SOLE DISPOSITIVE POWER: SHARED DISPOSITIVE POWER:	25,888 (1) 391,559 (2) 417,447 -0-
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
417,447
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):
Not Applicable
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
12.76% (3)
12. TYPE OF REPORTING PERSON (See Instructions):
EP
(1)

Consists of unallocated shares held by the United Bancshares, Inc. Restated Employee Stock Ownership Group (the “ESOP”). The unallocated shares held by the ESOP are voted by the ESOP trustees in the same proportion as allocated shares for which the trustees receive voting instructions from ESOP participants.

(2)	Consists of shares allocated to the accounts of ESOP participants. These allocated shares are voted in accordance with the written instructions of the individual ESOP participants.
(3)	Based on 3,271,983 shares outstanding as of December 31, 2020.

Item 1.
(a)	Name of Issuer:	United Bancshares, Inc.
(b)	Address of Issuer’s Principal Executive Office:
105 Progressive Drive Columbus Grove, Ohio 45830
Item 2.
(a)	Name of Person Filing:	United Bancshares, Inc. Restated Employee Stock Ownership Plan
(b)	Address of Principal Business Office:	Same as Item 1(b)
(c)	Citizenship:	United States
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	909458 10 1
Item 3.
☒ (f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
Item 4.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:	417,447
(b)	Percent of Class:	12.76%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:	25,888
(ii)	shared power to vote or to direct the vote:	391,559
(iii)	sole power to dispose or direct the disposition of:	417,447
(iv)	shared power to dispose or direct the disposition of:	-0-
Item 5.
Not applicable
Item 6.
Not applicable
Item 7.
Not applicable
Item 8.
Not applicable

Item 9.
Not applicable
Item 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under section 240.14a-11.

_______________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED BANCSHARES, INC. RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

Date: February 12, 2021	By:	/s/ Heather M. Oatman, Trustee
Trustee